Quest Capital Corp.

Restated Consolidated Financial Statements
December 31, 2006 and 2005
(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying restated consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles. These restated consolidated financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, reviews the results of the annual audit and the restated consolidated financial statements prior to submitting the restated consolidated financial statements to the Board for approval.

The Company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit and their report follows.

“Brian E. Bayley”	“Narinder Nagra”
Brian E. Bayley	Narinder Nagra
President and CEO	Chief Financial Officer

Vancouver, B.C., Canada

March 15, 2007, except as to note 18 which is at August 2, 2007.
Quest Capital Corp.
Restated Consolidated Balance Sheets
As at December 31, 2006 and 2005
(expressed in thousands of Canadian dollars)

	Restated (note 18)	Restated (note 18)
	2006	2005
Assets
Cash and cash equivalents	$9,506	$33,739
Marketable securities (note 5)	1,865	945
Loans (notes 5 and 6)	269,522	124,551
Investments (note 5)	9,980	17,117
Future tax asset (note 12)	14,500	6,488
Restricted cash (note 7)	2,568	2,265
Prepaid and other receivable	686	739
Resource and fixed assets	477	700
Other assets (note 5)	1,253	2,008
Assets held for disposition (note 4)	-	1,051
	$310,357	$189,603
Liabilities
Accounts payable and accrued liabilities	$4,290	$3,734
Income taxes payable	2,981	2,431
Dividend payable	-	3,518
Deferred interest and loan fees	4,620	1,685
Future income taxes (note 12)	1,326	1,327
Asset retirement obligation (note 9)	1,011	1,884
Debt payable (note 5 and 8)	22,000	-
Liabilities and provision for loss on assets held for disposition (note 4)	-	730
	36,228	15,309
Shareholders’ Equity
Share capital (note 10)	202,513	138,891
Contributed capital (note 10)	6,479	6,772
Retained earnings	62,999	26,507
Currency translation adjustment (note 11)	2,138	2,124
	274,129	174,294
	$310,357	$189,603

Contingencies and commitments (note 14)

Approved by the Board of Directors

“Bob Buchan” Director	“Brian E. Bayley” Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Restated Consolidated Statements of Retained Earnings
For the years ended December 31, 2006, 2005 and 2004
(expressed in thousands of Canadian dollars)

	Restated (note 18)	Restated (note 18)	Restated (note 18)
	2006	2005	2004
Retained earnings (deficit) - Beginning of year – as originally reported	$30,739	$10,706	$(2,041)
Adjustment for future income taxes accounting error (note 18)	(4,232)	(4,232)	(4,232)
Retained earnings (deficit) - Beginning of year, as restated	$26,507	$6,474	$(6,273)
Net earnings for the year	43,701	23,551	12,747
Dividends	(7,209)	(3,518)	-
Retained earnings – End of year	$62,999	$26,507	$6,474

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Restated Consolidated Statements of Earnings
For the years ended December 31, 2006, 2005 and 2004
(expressed in thousands of Canadian dollars, except per share amounts)

	2006	2005	2004
Interest and related fees	$32,591	$17,410	$10,948
Non-interest income
Management and finder’s fees	3,993	4,204	2,200
Marketable securities and other assets trading gains (losses)	5,616	743	(1,020)
Realized gains and writedowns of investments	8,876	4,171	2,090
Other income and gold sales	14	372	3,505
	18,499	9,490	6,775
Total interest and non-interest income	51,090	26,900	17,723
Interest on debt	(1,380)	(63)	-
Provision for losses	(238)	-	(275)
	49,472	26,837	17,448
Expenses and other
Salaries and benefits	2,889	2,108	1,650
Bonuses	5,525	2,000	1,500
Stock-based compensation	521	2,142	1,769
Office and other	970	935	771
Legal and professional services	1,908	820	1,412
Regulatory and shareholder relations	478	522	285
Directors’ fees	280	218	151
Foreign exchange loss (gain)	59	96	(275)
Gain on dilution net of provision for loss on disposition	-	91	-
Other expenses relating to resource properties	111	155	467
Gains on disposition, adjustment to reclamation provision and settlement of Australian operations	(253)	582	(3,349)
	12,488	9,669	4,381
Earnings before income taxes	36,984	17,168	13,067
(Recovery of) provision for income taxes (note 12)	(6,717)	(6,315)	320
Non-controlling interest in a subsidiary (note 4)	-	(68)	-
Net earnings for the year	$43,701	$23,551	$12,747
Earnings per share
Basic	0.32	0.23	0.14
Fully diluted	0.31	0.23	0.14
Weighted average number of shares outstanding
Basic	137,713,931	100,923,801	87,997,155
Fully diluted	140,826,503	103,563,223	89,205,829

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
Restated Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004
(expressed in thousands of Canadian dollars)

	2006	2005	2004
Cash flows from operating activities
Net earnings for the year	$43,701	$23,551	$12,747
Adjustments to determine net cash flows relating to operating items
Future tax asset	(8,012)	(6,488)	-
Stock-based compensation	521	2,142	1,769
Non-controlling interest in subsidiary	-	(68)	-
Provision for losses	386	-	275
Amortization of deferred interest and loan fees	(5,539)	(4,568)	(4,693)
Marketable securities and other assets trading (gains) losses	(5,616)	(743)	1,020
Realized gains and writedowns of investments	(8,876)	(4,171)	(2,090)
Gain on dilution and provision for loss on disposition of subsidiary and other assets	-	156	-
Depreciation	162	128	110
Other expenses relating to resource properties	75	155	431
Gains on disposition of resource assets and adjustments to retirement obligations	(253)	582	(644)
Other assets and investments received as finder’s fees	(862)	(1,245)	(566)
Deferred interest and loans fees received	6,428	3,083	2,117
Activity in marketable securities held for trading
Purchases	(4,356)	(215)	(43)
Proceeds on sales	12,327	2,259	1,171
Expenditures for reclamation and closure	(934)	(2,498)	(4,747)
Changes in prepaid and other receivables	50	34	1,353
Changes in accounts payables and accrued liabilities	555	(1,784)	3,864
Changes in income taxes payable	552	-	-
	30,309	10,310	12,074
Cash flows from financing activities
Proceeds from shares issued	62,807	56,025	2,329
Dividend payment	(10,727)	-	-
Proceeds from debt	99,931	-	-
Repayment of debt	(77,931)	-	-
	74,080	56,025	2,329
Cash flows from investing activities
Activity in loans
Net (increase) decrease in loans	(145,357)	(54,869)	(43,400)
Net decrease (increase) in convertible debentures	-	2,030	(975)
Activity in Investments
Proceeds on sales	124,909	13,865	13,655
Purchases	(107,752)	(4,794)	(11,876)
Net proceeds on dilution of subsidiary	-	592	-
Change in restricted cash	(304)	7,655	2,761
Cash transferred to purchaser of resource property	-	(2,500)	-
Proceeds on sale of resource and fixed assets	356	210	864
Expenditures on resource and fixed assets	(77)	(368)	(295)
Net other assets acquired	(425)	(281)	-
Cash of subsidiary being held for sale/disposed	-	(678)	-
	(128,650)	(39,138)	(39,266)
Foreign exchange loss on cash held in a foreign subsidiary	28	(65)	(327)
Increase (decrease) in cash and cash equivalents	(24,233)	27,132	(25,190)
Cash and cash equivalents - Beginning of year	33,739	6,607	31,797
Cash and cash equivalents - End of year	$9,506	$33,739	$6,607
Currency translation adjustment (note 11)
Supplemental cash flow information (note 16)

The accompanying notes are an integral part of these consolidated financial statements.

Quest Capital Corp.
 Notes to Restated Consolidated Financial Statements
 December 31, 2006 and 2005
 (expressed in Canadian dollars; tables in thousands, except share capital information)

1	Nature of operations

Quest Capital Corp.’s (“Quest” or the “Company”) primary focus is providing commercial bridge loans and mortgage financings.  The Company also provides a range of services including the raising of capital, consulting, management and administrative services through its wholly owned subsidiaries, Quest Management Corp. and Quest Securities Corporation.

Previously, the Company was a natural resource holding company engaged in the acquisition, exploration, financing, and development and operation of minerals properties and the financing of junior exploration companies and merchant banking.  The Company owns and has reclaimed its 75% owned Castle Mountain property, other than long-term monitoring and maintenance.

2	Change in accounting policies

Effective January 1, 2007, the Company will adopt Canadian Institute of Chartered Accountants  (CICA) Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  As the Company does not anticipate undertaking hedging activities, adoption of Section 3865 will have no impact on the Company.  Prior to January 1, 2007, the principal accounting policies affecting the Company’s financial instruments that marketable securities were valued at the lower of average cost and market value, investments were valued at cost or at cost less amounts written off to reflect any impairment in value considered to be other than temporary, loans were stated net of an allowance for credit losses on impaired loans and other assets were valued at lower of cost and net realizable value.

The adoption of the Financial Instrument Standards will require the presentation of a separate statement of comprehensive income.  Investments and marketable securities will be recorded in the consolidated balance sheet at fair value.  Changes in fair value of marketable securities will be recorded in income and changes in the fair value of investments will be reported in comprehensive income.  The transitional adjustments in respect of these standards will be recorded to the opening marketable securities, investments and loan balances and adjusted through the retained earnings account and accumulated other comprehensive income, at January 1, 2007.

As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earning will increase by $1.6 million, currency translation adjustment will decrease by $2.1 million and accumulated other comprehensive income will increase by $4.3 million.  This reflects an increase of $0.4 million in marketable securities and a $3.4 million increase in investments.  This represents the net gain on measuring the fair value of held for trading and available for sale investments, which has been not recognized on a fair value basis prior to January 1, 2007.

Effective January 1, 2005, the Company has adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”. The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the majority of the variable interest entity’s losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The impact of this change did not have a significant effect on the Company’s financial results.

3	Significant accounting policies

Generally accepted accounting principles

These consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Significant differences between Canadian and U.S. generally accepted accounting principles (GAAP) as they relate to these financial statements are described in note 17.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries include Quest Management Corp., Quest Securities Corporation, Quest Mortgage Corp. (formerly Viceroy Minerals Corporation), and Viceroy Gold Corporation and its 75% proportionate joint-venture interest in the Castle Mountain property.  On December 31, 2006, Quest Mortgage Corp. amalgamated with Quest Capital Corp. to form one company called Quest Capital Corp.

Gold sales from former resource operations have been recorded as “Other Income” and expenses relating to these operations have been recorded as “Other Expenses Relating To Resource Properties”.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results may differ. Financial statement items subject to significant management judgement include loan losses, investment carrying values, fair value of non-cash fees and stock-based compensation, asset retirement obligations and future income tax assets.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum R-1 mid-grade rating, all of which have a maturity of 90 days or less at the time of acquisition.

Marketable securities

Marketable securities are carried at the lower of average cost and market value.

Loans

Loans are stated net of an allowance for credit losses on impaired loans.

Loans are classified as impaired when the principal is past due, interest is 90 days in arrears, and when there is no longer reasonable assurance of the timely collection of principal and interest. A provision for losses incurred on impaired loans is made to reduce the carrying amount to the estimated realizable amount.

Investments

Investments are recorded at cost or at cost less amounts written off to reflect any impairment in value that is considered to be other than temporary.

Provision for asset retirement obligations

The Company recognizes a liability for asset retirement obligations when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the Company adjusts the carrying amounts of the liability for changes in estimates of the amount or timing of underlying future cash flows. Any adjustments are accounted for in earnings in the period in which the adjustment is made.

It is possible that the Company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates.

Translation of foreign currencies

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders’ equity until charged against earnings when the investment in the operation is reduced.

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Revenue recognition

Interest income is recorded on an accrual basis except on loans classified as impaired. When a loan is classified as impaired, interest income is recognized on a cash basis only, after specific provisions or write-offs have been recovered and provided there is no further doubt about the collectability of remaining principal balances.  Loan syndication fees are included in income as earned over the life of the loan. Loan commitment, origination, restructuring and renegotiation fees are recorded as interest over the life of the loan. Interest and fees collected in advance are recorded as deferred revenue and recognized in income as set out above.

Finder’s fees received as compensation for corporate finance business activities are recorded when performance is complete and the cash or non-monetary consideration is received or is reasonably assured to be received. Non-monetary consideration includes shares, broker warrants and/or options and has been valued using the trading price of the shares at the time they are received and the Black Scholes option pricing model for warrants. Adjustments are made to the trading price for liquidity relative to size of the position, hold periods and other resale restrictions.

Trading revenue and sale of investments are recognized on a settlement basis.

Income taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes. Accordingly, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on future taxes for a change in tax rates will be recognized in income in the period that includes the date of substantive enactment. In addition, future tax assets are recognized to the extent their realization is more likely than not.

Stock-based compensation

The Company has a stock option plan as described in note 10(e).  In 2003, the Company elected to apply the fair value method of accounting for stock options granted to directors, officers and employees on a prospective basis in accordance with the recommendations of the CICA. Accordingly, effective January 1, 2003, the fair value of all stock options granted is recorded as a charge to operations and a credit to fair value of stock options and warrants over the period the stock options are outstanding.  Consideration received on exercise of stock options is credited to share capital and at this time the value attributed to the exercised options is transferred to share capital.

Earnings per share

Basic earnings per share is calculated based on the weighted average number of common shares issued and outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, if dilutive.

4	Assets and liabilities and provision for loss on assets

In November 2005, Lara Exploration Ltd. (“Lara”), in which the Company previously held a 66% interest, agreed to acquire a private Brazilian company that held the rights to nine prospective gold, nickel, copper and zinc properties in Brazil.  In return for the assignment of the shares of the private Brazilian company to Lara, the Company agreed to transfer its 3,000,000 escrow shares of Lara to the shareholders of the private Brazilian company for nominal consideration.  In February 2006, the transaction was completed and a concurrent private placement was done by Lara.  The Company held less than 10% of the outstanding shares of Lara after the transaction and ceased to exercise control or significant influence of Lara.  The Company’s remaining investment has been accounted for using the cost method.  The following is a breakdown of the net assets disposed of during the current year:

Assets held for disposition
Cash	$678
Resource assets	373
$1,051
Liabilities and provision for loss on disposition
Accounts payable	$32
Minority interest	355
Provision for loss on disposition	343
$730

5	Financial instruments

The carrying values of cash and cash equivalents, restricted cash, other receivables, accounts payable  and debt payable approximate their fair values due to the short-term nature of these instruments.

The fair value of the Company’s remaining financial assets and liabilities is as follows:

		2006		2005
	Carrying value	Fair value	Carrying value	Fair value
Marketable securities	$1,865	2,301	$945	1,168
Investments	9,980	13,368	17,117	24,430
Loans and convertible debentures	269,522	269,522	124,551	124,551
Other assets	646	646	1,601	1,601

Marketable securities and investments represent shares in publicly traded companies.  The fair value represents the quoted trading price of the shares. The fair value of loans and debt are estimated to be approximately the equivalent of carrying value due to the relatively short term of these instruments.  The fair value of convertible debentures is generally considered to be the equivalent of carrying value unless the trading price of the underlying security exceeds the conversion price of the debenture, at which point fair value would be considered to be the quoted trading price of the underlying security.  Financial instruments included in other assets include securities and investments in capital pool companies, which are restricted from trading and are carried at cost.

6	Loans and convertible debentures

a)
Loans are repayable over various terms up to 24 months from December 31, 2006, and bear interest at a fixed rate of between 8% and 18% before commitment and other fees. Marketable securities, real property, real estate, corporate or personal guarantees generally are pledged as security.  At December 31, 2006, the loan portfolio was comprised of 87% real estate mortgages, 12% in the resource sectors, and 1% in other sectors.  At December 31, 2006, the real estate mortgages were geographically located as follows: 48% in British Columbia, 37% in Alberta, 13% in Ontario and 2% in other; and, 80% were held as first mortgages and 20% held as second mortgages.  As at December 31, 2006, the Company’s loan portfolio consisted of 54 loans.

As at December 31, 2006, 69% of the Company’s loan portfolio is due within a year.  The Company had approximately $13.8 million of loans impaired as a result of certain principal and/or interest payments being in arrears as at December 31, 2006.  The Company’s provision for loan losses is $0.6 million.  The Company monitors the repayment ability of borrowers and the value of underlying security.  In determining the provision for possible loan losses, management considers the length of time the loans or convertible debenture has been in arrears, the overall financial strength of borrowers and the residual value of security pledged.  The Company expects to collect the full carrying value of its loan portfolio.

Loan and convertible debenture analysis as at December 31, 2006 and 2005 is as follows:

			2006
	Term loans	Specific allowance	Carrying amount
Unimpaired loans	$256,357	$-	$256,357
Impaired loans	13,165	-	13,165
	$269,522	$-	$269,522
Convertible debentures	586	586	-
	$270,108	$586	$269,522

			2005
	Term loans	Specific allowance	Carrying amount
Unimpaired loans	$118,041	$-	$118,041
Impaired loans	6,461	337	6,124
	$124,502	$337	$124,165
Convertible debentures	586	200	386
	$125,088	$537	$124,551

As at December 31, 2006, the Company had 4 impaired loans.   Subsequent to year end $1.5 million of impaired loans were repaid.

b)	The Company has recorded an allowance for losses as follows:

	2006	2005	2004
Balance - Beginning of year	$537	$537	$1,472
Add:
Specific provision for the year	386	-	275
Less:
Loan write-offs net of recoveries	(337)	-	(1,210)
Balance - End of year	$586	$537	$537

c)
At December 31, 2006, the Company has also entered into agreements to advance funds of $2 million.  Advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

7	Restricted cash

Pursuant to an agreement amongst the partners of the Castle Mountain property, the Company was required to set aside restricted cash of $2,568,000 (2005 - $2,265,000) as at December 31, 2006 in a fund to fulfill reclamation and closure obligations at the Castle Mountain property.

8	Debt payable

In August 2006, the Company entered into a short term unsecured debt facility.  The facility bears interest at prime plus 2% and is payable on demand.  At December 31, 2006, $22 million was owing under this facility.

9	Asset retirement obligation

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property.

The Company accounts for asset retirement obligations by recognizing a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings. In subsequent periods, the Company adjusts the carrying amounts of the liability for changes in estimates of the amount or timing of underlying future cash flows. Any adjustments are accounted for in earnings in the period in which the adjustment is made.

A reconciliation of the provision for reclamation is as follows:

	2006	2005	2004
Balance -Beginning of year	$1,884	$5,366	$10,492
Liabilities settled during the year	(935)	(2,498)	(4,747)
Liabilities disposed of during the year	-	(2,078)	-
Accretion expense	75	155	431
Revisions in estimated cash flows	-	943	(644)
Currency translation adjustment	(13)	(4)	(166)
Balance -End of year	$1,011	$1,884	$5,366

The provision for reclamation is based on the following key assumptions:

•	total undiscounted cash flows of $1,363,000

•	the expected timing of payment of the cash flows ranging in the years 2007 to 2016

•	a credit adjusted risk free rate at which the estimated cash flows have been discounted by 6.5%.

10	Share capital

a)	Authorized

Unlimited First and Second Preferred Shares
Unlimited common shares without par value

Previously the Company had Class A Voting Shares and Class B Voting Shares. Effective April 19, 2005, the Class B Shares were cancelled and the designation of the Class A Shares was changed to common shares.

In June 2004, the shareholders approved the amendments to the Company’s Class A subordinate voting shares and Class B multiple voting shares (the Class A and Class B amendments). The general effect of the Class A and Class B amendments was, among other things, to amend the voting rights of the Class B Shares to one vote per share and allow the Class B shareholders to convert each Class B Share into 1.25 Class A share. The Class A and Class B Share amendments also provided the Company with the right to give notice of conversion of each Class B Share into 1.25 Class A Share.

In October 2004, the Company gave notice of conversion of each Class B Share into 1.25 Class A Share and all remaining Class B Shares at that time were converted to Class A Shares.

b)	Shares issued and outstanding

		2006		2005		2004
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common shares
Opening balance	119,265,568	$138,891	-	$-	-	$-
Issued for cash	15,625,000	50,000	24,300,000	51,890	-	-
Share issue costs		(2,684)	-	(3,587)	-	-
Issued on exercise of stock options	1,094,500	2,950	-	-	-	-
Issued on exercise of warrants	8,833,335	13,300	4,500,000	7,200	-	-
Issued on exercise of compensation options	24,225	56	-	-	-	-
Exchanged for Class A Shares			90,465,568	83,388	-	-
Closing balance	144,842,628	$202,513	119,265,568	$138,891	-	$-
Class A Shares
Opening balance	-	$-	90,465,568	$83,388	83,194,934	$76,330
Issued on exercise of warrants	-	-	-	-	1,924,583	2,330
Fair value of warrants on exercise	-	-	-	-	-	350
Exchanged for Class B Shares	-	-	-	-	5,346,051	4,378
Exchanged for common shares	-	-	(90,465,568)	(83,388)	-	-
Closing balance	-	$-	-	$-	90,465,568	$83,388
Class B Shares
Opening balance	-	$-	-	$-	4,276,851	$4,378
Exchanged for Class A Shares	-	-		-	(4,276,851)	(4,378)
Closing balance	-	$-	-	$-	-	$-
Total share capital		$202,513		$138,891		$83,388

In April 2006, the Company completed an offering of 15,625,000 shares of the Company at a price of $3.20 per share for aggregate proceeds of $50,000,000.  The Company also granted the underwriters an over allotment option exercisable to May 26, 2006 to purchase up to 2,343,750 shares at a price of $3.20 per share, of which the underwriters exercised no shares.  Net proceeds from the equity offering after expenses were $47,316,000.

In August 2005, the Company completed an offering of 18,500,000 shares of the Company at a price of $2.30 per share for aggregate proceeds of $42,550,000. The Company also granted the underwriters an over-allotment option exercisable to October 23, 2005 to purchase up to an additional 2,775,000 shares at a price of $2.30 per share, of which the underwriters exercised 800,000 shares. In addition, the underwriters were granted 1,158,000 compensation options expiring August 23, 2007 and October 26, 2007. Each compensation option is exercisable at $2.30 per common share. Net proceeds from the equity offering and over allotment after expenses were $40,803,000.

In May 2005, the Company completed a private placement of 5,000,000 shares at a price of $1.50 per share for aggregate proceeds of $7,500,000.

c)	Warrants issued and outstanding

	Number of warrants	Exercise price per share	Expiry date
Class A Shares
Opening balance - January 1, 2004	15,257,918	$-
Exercised	(88,333)	0.60	June 13, 2004
Exercised	(1,836,250)	1.24	December 23, 2004
Closing balance - December 31, 2004	13,333,335
Exercised	(4,500,000)	1.60	October 20, 2008
Closing balance - December 31, 2005	8,833,335
Exercised	(8,333,335)	1.50	June 30, 2008
Exercised	(500,000)	1.60	October 20, 2008
Closing balance -December 31, 2006	-

d)	Compensation options issued and outstanding

	Number of warrants	Exercise price per share	Expiry date
Common shares
Opening balance - January 1, 2004 and 2005	-	-
Issued pursuant to a private placement	1,110,000	$2.30	August 23, 2007
Issued pursuant to a private placement	48,000	2.30	October 26, 2007
Closing balance – December 31, 2005	1,158,000
Exercised	(24,225)	2.30	August 23, 2007
Closing balance - December 31, 2006	1,133,775

e)	Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

During the years ended December 31, 2006, 2005 and 2004, the change in stock options outstanding was as follows:

		2006		2005		2004
	Number of shares	Weighted average share price	Number of shares	Weighted average share price	Number of shares	Weighted average share price
Common shares
Opening balance	9,563,333	$1.97	-	$-	-	$-
Granted	550,000	2.79	2,350,000	2.14	-	-
Exercised	(1,094,500)	1.95	-	-	-	-
Expired	-	-	(160,415)	1.89	-	-
Cancelled	(37,500)	2.30	-	-	-	-
Exchanged for Class A share options	-	-	7,373,748	1.91	-	-
Closing balance	8,981,333	$2.02	9,563,333	$1.97	-	$-
Options exercisable at year-end	8,151,630	$1.98	8,096,146	$1.93	-	$-
Class A Shares	-	-
Opening balance	-	$-	7,373,748	$1.91	7,725,828	$1.97
Exchanged for common share options	-	-	(7,373,748)	1.91	-	-
Granted	-	-	-	-	300,000	1.95
Expired	-	-	-	-	(652,080)	2.42
Closing balance	-	$-	-	$-	7,373,748	$1.91
Options exercisable at year-end	-	$-	-	$-	5,236,748	$1.90

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

Options outstanding				Options exercisable
Range of exercise prices	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price
$0.81	113,333	0.80	$0.81	113,333	$0.81
$1.51	273,000	2.64	1.51	273,000	1.51
$1.80 to 1.95	6,870,000	2.11	1.95	6,766,875	1.95
$2.30	1,175,000	3.95	2.30	734,362	2.30
$2.64 to 3.08	550,000	4.24	2.79	264,060	2.76
	8,981,333	2.48	$2.02	8,151,630	$1.98

f)	Contributed capital

	2006	2005	2004
Opening balance	$6,772	$4,198	$2,779
Fair value of warrants (exercised)	-	-	(350)
Fair value of options (exercised)	(814)	-	-
Stock-based compensation	521	2,142	1,769
Other	-	(90)	-
Compensation options	-	522	-
Ending balance	$6,479	$6,772	$4,198

The fair values of options for 2006, 2005 and 2004 have been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

	2006	2005	2004
Risk-free interest rate	3.73%	3.18%	2.90%
Expected life of options	2.5 years	2.3 years	3 years
Expected stock price volatility	33%	33%	48%
Expected dividend yield	2.81%	0%	0%
Weighted average fair value of options	$0.62	$0.42	$0.54

11	Currency translation adjustment (restated note 18)

This adjustment represents the net foreign currency translation adjustment on the Company’s net investment in self-sustaining foreign operations.

	Restated (note 18)	Restated (note 18)
	2006	2005
Opening balance	$2,124	$2,050
Unrealized loss from change in exchange rates	14	74

Closing balance	$2,138	$2,124

12	Income taxes

a)	The provisions for (recovery of ) income taxes consists of the following:

	2006	2005	2004
Current
Canada	$1,184	$488	$(88)
United States	111	(315)	408
Total current expenses	1,295	173	320

Future
Canada	(8,012)	(6,488)	-
Total future recovery	(8,012)	(6,488)	-
Total (recovery of) provision for income taxes	$(6,717)	$(6,315)	$320

b)	The reconciliation of the statutory income tax rates to the effective tax rates on the earnings (loss) before income taxes is as follows:

	2006	2005	2004
Income taxes at statutory rates	$14,925	$5,985	$4,541
Increase (decrease) in taxes from:
Non-deductible differences	(193)	938	923
Difference in foreign tax rates	(173)	(92)	142
Benefits of timing differences not previously recognized	(2,162)	(426)	(174)
Recognition of prior year tax losses	(19,114)	(12,720)	(4,953)
Large corporations tax	-	-	(159)
	$(6,717)	$(6,315)	$320

c)	The Company has losses in various jurisdictions as set out below.

The Company has non-capital losses to reduce future taxable income in Canada of approximately $24,982,000.  These losses expire between 2007 and 2015.

d)	The significant components of the future income tax assets and liabilities are as at December 31, 2006 are as follows:

	2006	2005

Loss carryforwards	$8,524	$19,487
Capital losses	16,669	10,127
Resource and fixed assets	7,071	10,117
Investment in subsidiaries	-	6,208
Investments and marketable securities	1,071	2,489
Other	3,029	2,546
	36,364	50,974
Valuation allowance	(21,864)	(44,486)
Future tax asset	$14,500	$6,488

Deferred gain and other	$1,326	$1,327
Future tax liability	$1,326	$1,327

13	Related party transactions

a)
For the year ended December 31, 2006, the Company received $1,507,000 (2005 - $1,614,000, 2004 - $1,534,000) in advisory, management and finder’s fees from parties related by virtue of having certain directors and officers in common. Other assets includes $245,000 (2005-$479,000) of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common.  For the year ended December 31, 2006, the Company recorded a write-down of other assets of $74,000 (2005 $nil, 2004 $nil) in parties related by virtue of having certain directors in common.

b)
Loans and convertible debentures include $nil (2005 - $5,740,000) in amounts due from parties related by virtue of having certain directors and officers in common.  During the year ended December 31, 2006, the Company received $607,000 (2005 - $2,111,000, 2004 - $1,094,000) in interest and fees from related parties by virtue of having certain directors and officers in common. During the year ended December 31, 2006, the Company has made $386,000 in additional provision for losses on loans and convertible debentures (2005 - $nil, 2004 - $200,000) from a party related by virtue of having a director in common.

c)
For the year ended December 31, 2006, the Company received $24,000 (2005-$128,000, 2004 -$15,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

d)
Marketable securities and investments include $9,143,000 (2005 - $14,032,000) of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the year ended December 31, 2005, the Company recorded a gain on disposal of securities of $10,627,000 (2005 - $3,854,000, 2004 - $317,000) from parties related by virtue of having certain directors and officers in common.  For the year ended December 31, 2006, the Company recorded a write-down of investments of $1,207,000 (2005 $nil, 2004 $nil) in parties related by virtue of having certain directors in common.

e)
For the year ended December 31, 2006, the Company borrowed and repaid $20,000,000 (2005 - $nil) from parties related by virtue of having certain directors in common.  Interest paid on these borrowings totalled $110,000, with identical terms to the Company’s debt facility described in note 8.

f)	Included in accounts payable is $3,170,000 (2005 - $2,017,000) due to employees and officers for bonuses payable.

14	Contingencies and commitments

a)	Surety bond guarantees totalling US$2,405,000 have been provided by Castle Mountain Joint Venture for compliance with reclamation and other environmental agreements.

b)
On March 22, 2002, Quest Investment Corporation and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

c)	The Company has entered into operating leases for office premises. Minimum annual lease payments required are approximately as follows:

2007	$434,000
2008	$358,000
2009	$358,000
2010	$281,000
2011	$43,000

d)	Other commitments and contingencies are disclosed elsewhere in these consolidated financial statements and notes.

15	Segmented information

The Company has primarily one operating segment, which is financial services.  The Company’s geographic location is Canada.
16	Supplemental cash flow information

a)	Cash (paid) for

	2006	2005	2004
Interest	$35,444	$19,585	$12,405
Income taxes	(583)	(387)	(334)

b)	Non-cash financing and investing activities

	2006	2005	2004
Marketable securities and investments received as loan fees	$2,157	$2,005	$3,006
Investment purchases funded by brokerage margin account	(30,899)	-	-
Investment proceeds funded by brokerage margin account	30,899	-	-
Property and other assets received as loan fees	-	121	35
Loans and debentures settled with shares	-	4,516	145
Shares received as consideration for sale of resource property	-	1,800	-

17	United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ, in certain respects, from GAAP in the United States of America. Material measurement differences to these consolidated financial statements are as follows:

a)	Reduction of stated capital

At the Company’s Annual General Meeting in June 2003, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances.  This GAAP difference has no net impact on total shareholders’ equity reported.

b)	Unrealized holding gains (losses)

Under U.S. GAAP, securities are classified as trading marketable securities or available-for-sale securities depending upon the Company’s intentions. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for long-term available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of shareholders’ equity until realized.

c)	Fair value of conversion option

For U.S. GAAP purposes, the conversion option of a debenture into shares is considered an embedded derivative to the holder of the debenture and changes in the fair value of such derivative is reported in the statements of earnings. Prior to 2003, the change in fair value was not considered material and the cumulative adjustment has been recorded in 2004.

d)	Dilution gains

Under Canadian GAAP, the Company recognizes a gain or loss on the dilution of its interests in subsidiaries upon the issue of new shares by the subsidiary to third parties. Under U.S. GAAP, such gains related to development stage subsidiaries are accounted for as an equity transaction.

e)	Revenue recognition

Effective January 1, 2004, for Canadian GAAP purposes, the Company has prospectively adopted recognizing revenues from precious metals when title has passed. Previously, the Company recognized revenues from precious metals when the metals were available for delivery and revenue amounts recognized but not settled were classified as accounts receivable. Under U.S. GAAP, revenue is not recorded before title has passed.

f)	Asset retirement obligations

Effective January 1, 2003, the Company has adopted Statement of Financial Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.”  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. For Canadian GAAP purposes this change in accounting policy was applied retroactively and accordingly, the financial statements of prior periods were restated. For U.S. GAAP purposes the Company would record a cumulative effect adjustment in the statements of earnings for the difference between the amounts recognized prior to the adoption of SFAS No. 143 and the net amount recognized according to SFAS No. 143.

g)	Currency translation adjustment

The Company has a self-sustaining foreign operation and as such accounts for movements in exchange rates within this account.  Under U.S. GAAP, exchange gains or losses arising from translation of self sustaining operations are included in other comprehensive earnings.

h)	Reconciliation to U.S. GAAP

The application of the above described U.S. GAAP differences would have the following effect on earnings, earnings per share, marketable securities and total shareholders’ equity for U.S. GAAP purposes:

	Restated (note 18)	Restated (note 18)	Restated (note 18)
	2006	2005	2004
Earnings
As reported in accordance with Canadian GAAP	$43,701	$23,551	$12,747
Adjustment for unrealized (loss) gain on trading securities	213	(38)	(78)
Revenue recognition	-	-	820
Gain on dilution of shares	-	(252)	-
Fair value adjustment for derivatives	-	(250)	250
Net earnings under U.S. GAAP	43,914	23,011	13,739
Other comprehensive income
Adjustment for unrealized holding gains (losses)	(3,925)	1,808	(3,472)
Currency translation adjustment	12	(36)	(426)
Comprehensive earnings	$40,001	$24,783	$9,841
Earnings per share under U.S. GAAP
Basic	$0.32	$0.23	$0.15
Dilutive	$0.31	$0.23	$0.15
Marketable securities
Under Canadian GAAP	$1,865	$945	$786
Adjusted for fair market value (note 17(b))	436	223	261
Under U.S. GAAP	$2,301	$1,168	$1,047
Investments
Under Canadian GAAP	$9,980	$17,117	$15,032
Adjusted for fair value	3,388	7,313	5,505
Under U.S. GAAP	$13,368	$24,430	$20,537
Loans and convertible debentures
Under Canadian GAAP	$269,522	$124,551	$76,215
Adjusted for fair value	-	-	250
Under U.S. GAAP	$269,522	$124,551	$76,465
Asset retirement obligations
Under Canadian and U.S. GAAP	$1,011	$1,884	$5,366
Total shareholders’ equity
Share capital
Under Canadian GAAP	$202,513	$138,891	$83,388
Adjusted for reduction of stated capital (note 17(a))	185,584	185,584	185,584
Under U.S. GAAP	$388,097	$324,475	$268,972
Warrants and options
Under Canadian and U.S. GAAP	$6,479	$6,772	$4,198
Retained earnings (deficit)
Under Canadian GAAP	$62,999	$26,507	$6,474
Adjustments to deficit	(185,148)	(185,361)	(185,073)
Under U.S. GAAP	$(122,149)	$(158,854)	$(178,599)
Cumulative other comprehensive income
Under Canadian GAAP	$-	$-	$-
Adjusted for fair value of investments	3,388	7,313	5,505
Currency translation adjustment	2,138	2,124	2,050
Under U.S. GAAP	$5,526	$9,437	$7,555
Total shareholders’ equity under U.S. GAAP	$277,953	$181,830	$102,126
Statement of Cash Flows From
Operating activities under Canadian and U.S. GAAP	$30,309	$10,310	$12,074
Financing activities under Canadian and U.S. GAAP	$74,080	$56,025	$2,329
Investing activities under Canadian and U.S. GAAP	$(128,650)	$(39,138)	$(39,266)

i)	Impact of recently issued accounting standards

(i)
Effective January 1, 2007, the CICA issued three new standards: “Financial Instruments - Recognition and Measurement.” “Hedges” and “Comprehensive Income.”  The implementation of these standards will require the Company to present a separate statement of comprehensive income.  Investments and marketable securities will be recorded in the consolidated balance sheet at fair value.  Changes in fair value of marketable securities will be recorded in income and changes in the fair value of investments will be reported in comprehensive income.  The impact of these standards on the Company, result in no Canadian-U.S.GAAP differences.

(ii)
In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”.  FIN 48 was issued to address financial statement recognition and measurement by an enterprise of a tax position taken or expected to be taken in a tax return.  The new standard will require several new disclosures in annual financial statements, including: (a) the income statement classification of income tax related interest and penalties and (b) a reconciliation of the total amount of unrecognized tax benefits.  The effective date of this standard is fiscal years beginning after December 15, 2006.  Based on the Company’s assessment this standard results in no Canadian – U.S. GAAP difference.

(iii)
In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatement should be considered in quantifying a current year misstatement.  The guidance is applicable for fiscal years ending after November 15, 2006.  The Company does not believe SAB 108 will have a material impact on its consolidated financial statements.

18	Restatement of Financial Statements

During 2007, the Company undertook a review of business alternatives for its wholly owned U.S. subsidiary, Viceroy Gold Corporation (“Viceroy Gold”), and management identified a historical accounting error related to the failure to recognize future income taxes, relating to the differences in the accounting and tax values of certain assets and liabilities held by Viceroy Gold.  Management thereafter determined that amendments should be reflected in these restated consolidated financial statements.

As a result the Company has recorded an adjustment to opening retained earnings at December 31, 2004 totaling $4.2 million to recognize current and future taxes for the period from 2000 to 2003.  As this liability is denominated in U.S. dollars, subsequent change in the foreign exchange rates are reflected in the currency translation adjustment account.

The effect of the restatement on the restated consolidated financial statements is summarized below.

Balance Sheet 2006	As previously reported	Adjustment	As restated

Income taxes payable	$1,009	$1,972	$2,981
Future income taxes	-	1,326	1,326
Retained earnings	67,231	(4,232)	62,999
Currency translation adjustment	1,204	934	2,138

Balance Sheet 2005	As previously reported	Adjustment	As restated

Income taxes payable	$458	$1,973	$2,431
Future income taxes	-	1,327	1,327
Retained earnings	30,739	(4,232)	26,507
Currency translation adjustment	1,192	932	2,124

There are no changes to the Company’s consolidated statement of earnings for the years ended December 31, 2006, 2005 and 2004, as the error relates to tax provisions prior to fiscal year 2004.  The U.S. GAAP reporting (note 17) has been amended to reflect these changes.